SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No.   42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 4, 2013

On September 4, 2013, at 12:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, 8501, 24º andar, São Paulo/SP, CEP 05425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members, pursuant to the signatures found at the end of these minutes. Board Members Alvaro Fernandes da Cunha Filho and Roberto Zurli Machado, the former being represented by his respective alternate, Jairo Elias Flor, were not present and justified their absence. Chief Executive Officer Carlos Fadigas de Souza Filho and Officers Décio Fabricio Oddone da Costa, Rui Chammas, Luciano Nitrini Guidolin, Mario Augusto da Silva and Mauricio Ferro, as well as Marcelo Arantes, responsible for the People and Organization area, and Guilherme A.C. Furtado Filho, responsible for the Corporate Governance area, were also present. The Chairman of the Board of Directors, Marcelo Bahia Odebrecht, presided the meeting and Ana Paula Urvaneja Bueno, acted as secretary. AGENDA:  I) Subjects for Deliberation: Nothing to register. II) Subjects for Acknowledgement: Presentations and/or reporting were made, as applicable, by the respective parties responsible for the matters set out in the agenda, namely: 1) Initiatives on Fixed Cost reduction; 2) Protection against Electric Power Supply Interruption; 3) Updating on the COMPERJ Project; and 4) Strategic Orientation. III) Subjects of Interest to the Company:  Presentations were made by the respective parties responsible for the matters set out in the agenda, namely: 1) Change in the Composition of the Board Support Committees, whereby Marcela Drehmer shall become part of the Finance and Investment Committee in replacement of Felipe Montoro Jens, and Jairo Flor shall become part of the People and Organization Committee in replacement of Carla Gouveia Barretto; and 2) Reporting on the meetings of the People and Organization Committee held on August 27 and September 4, 2013. IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo, September 4, 2013. Sgd: Marcelo Bahia Odebrecht - Chairman; Ana Paula Urvaneja Bueno – Secretary; José Carlos Cosenza; Alfredo Lisboa Ribeiro Tellechea; Jairo Elias Flor; Marcela Aparecida Drehmer Andrade; Newton Sergio de Souza; Luiz de Mendonça; Almir Guilherme Barbassa; José Alcides Santoro Martins; Patrick Horbach Fairon.

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J No.   42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 4, 2013

The above matches the original recorded in the proper book.

Ana Paula Urvaneja Bueno

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.